Exhibit 99.1

ALTAGAS ANNOUNCES 2020 GUIDANCE, SUSPENSION OF ITS DIVIDEND REINVESTMENT PROGRAM, AND PROVIDES AN UPDATE ON ITS 2020 STRATEGIC PLAN

Strong earnings growth in 2020 driven by considerable growth in Utilities and Midstream businesses and significantly lower leverage

Calgary, Alberta (December 17, 2019)

AltaGas Ltd. (AltaGas or the Company) (TSX: ALA) announces 2020 guidance, the suspension of its Dividend Reinvestment Program (DRIP), provides an update on its 2020 strategic plan and reaffirms its 2019 guidance.

HIGHLIGHTS

•                  Announced 2020 financial guidance: normalized EPS1 in the range of $1.20 - $1.30 per share and normalized EBITDA1 in the range of $1,275 - $1,325 million underpinned by increasing contributions from its core businesses and lower interest expense due to lower leverage.

•                  Approximately 15 percent growth in normalized EBITDA in the core Utilities and Midstream businesses which more than offsets lost EBITDA associated with the 2019 asset sales.

•                  Utilities segment growth is supported by approximately 10 percent rate base growth and higher achieved returns through rate case settlements, increased utilization of accelerated replacement programs and operating cost reduction initiatives.

•                  Advancement of Ridley Island Propane Export Terminal (RIPET) and the Northeast B.C. integrated midstream value chain strategy.

•                  A 100 percent increase in annual export volumes to Asia in 2020 driven by a full year of operations and increased utilization at RIPET, with volumes expected to be in excess of 50,000 bbl/d by year-end 2020.

•                  Self-funded $900 million 2020 capital plan focused heavily on the low-risk, stable Utilities business and Midstream export and integrated value chain.

•                  Significantly stronger balance sheet entering 2020 validated by positive ratings outcomes: S&P revising outlook to “stable” and affirming credit rating at ‘BBB-’; Fitch and DBRS affirming ratings at ‘BBB’ and ‘BBB (low)’, respectively.

•                  Suspension of the Dividend Reinvestment Program.

STRATEGIC PLAN

In 2019, AltaGas successfully completed its plan to refocus the Company, capture the intrinsic value of its core assets and regain financial footing to capitalize on the significant investment opportunities ahead.  The Company’s strategy to reposition itself as a low-risk, high growth Utilities and Midstream company is progressing as planned.

Since the acquisition of WGL, the Company has integrated the WGL assets, streamlined its business portfolio through approximately $5 billion of non-core asset sales, substantially simplified its business model, and significantly enhanced its financial strength and flexibility, all while continuing to deliver solid operating and financial performance. Today, AltaGas’ low-risk profile of Utilities and Midstream assets generate highly reliable cash flows and the Company is well positioned for growth.

1 Non-GAAP measure; see discussion in the advisories of this news release

In 2020, the Company is focused on capitalizing on the significant growth potential of its Utilities and Midstream assets. Specific priorities include:

•                  Ensure safe reliable operations, providing effective and cost-efficient service for customers.

•                  Enhance returns and capital efficiency through more timely recovery of expenditures through increased utilization of accelerated rate recovery programs.

•                  Enhance the business through asset optimization and operational efficiencies to reduce costs and deliver an improved customer experience.

•                  Maximize the unique structural advantage within our integrated platform in the Montney.

•                  Increase utilization and export volumes at RIPET.

•                  Execute the planned $900 million growth capital program, including a 10 percent increase in the Utilities rate base.

•                  Grow through capital efficient organic growth, disciplined capital allocation while improving balance sheet strength and flexibility.

CEO MESSAGE

Randy Crawford, President and Chief Executive Officer commented “The transformation we achieved in 2019 de-levered the balance sheet and repositioned the business to focus on the organic growth opportunities in our Utilities and Midstream segments and drove strong year-over-year growth.  With our 2019 priorities successfully executed, we enter 2020 on significantly stronger financial footing with a sharper focus on driving results and capturing the significant growth opportunities within our core businesses.

“The strong earnings growth in 2020 reflects our ability to capitalize on the significant opportunities within our core businesses.  We expect strong Utilities segment EBITDA growth of over 10 percent in 2020, underpinned by approximately 10 percent rate base growth and higher achieved returns. In our Midstream segment we expect 20 - 25 percent growth in 2020, adjusting for asset sales.

“In the longer-term, the strategy we have outlined is designed to result in reliable, attractive long-term earnings and dividend growth. We have a clear line of sight on long-term earnings growth within our Utilities business, with one of the higher rate base growth rates among U.S. LDCs at an 8 - 10 percent compound annual growth rate through 2021. In our Midstream business, the completion of RIPET and our significant up-front investment within our Northeast B.C. and energy export strategies establishes a strong platform for continued growth. Our distinct ability to handle the molecule through the entire value chain and provide access to premium-priced global markets is very attractive to western Canadian producers.  We will leverage our first-mover advantage to drive the continued expansion of our integrated asset base and increase export volumes at RIPET. The facility itself was built to accommodate almost 80,000 bbl/d, which will drive significant long-term earnings growth with minimal additional capital required.

“Our emphasis will be on capital efficient organic growth and executing on the accelerated replacement programs at our Utilities to ensure timely recovery of this growth opportunity. The visible near-term growth opportunities I see today exceeds any notion of what we thought existed even a year ago. Our base business is extremely healthy and performing as it should, and we remain on track to meet our guidance for 2019 and are well positioned entering 2020.

“The suspension of the DRIP reflects our strong performance and ability to achieve our goals and the Board’s approval reflects their confidence in the Company’s performance and strategic plan. We will continue to maintain a disciplined approach to capital allocation. Our near-term priorities have not changed as we focus on preserving a strong balance sheet, returning capital to shareholders through our dividend and executing on low-risk, capital efficient organic growth, within a self-funding model. The Board will continue to assess our dividend in the context of our strong earnings growth outlook, while balancing these near-term priorities.”

2020 GUIDANCE

AltaGas expects to achieve normalized earnings per share of $1.20 - $1.30 and normalized EBITDA of approximately $1,275 - $1,325 million. This range is net of asset sales that are anticipated to close in 2020, including AltaGas’ approximate 37 percent interest in AltaGas Canada Inc.

Overall growth in the core Utilities and Midstream businesses in 2020 is expected to more than offset lost EBITDA from asset sales completed in 2019.

Growth in the Utilities segment is driven by rate base growth and achieving higher returns through rate case settlements, increased utilization of accelerated replacement programs and operating costs and leak remediation reduction initiatives. The consolidated Utilities rate base is expected to grow at approximately 8 - 10 percent annually in 2020 and beyond.

The recent rate case settlement at SEMCO is a strong example of the Company’s ability to capture timely returns on invested capital and rate base growth. The Marquette Connector Pipeline was completed on-time in the fourth quarter of 2019 and on December 6, 2019 an order was finalized in respect of the SEMCO rate case with an effective date of January 1, 2020, several months ahead of previous expectations. The settlement approved a US$19.9 million rate increase and an allowed return on equity of 9.87 percent.

Growth in the Midstream segment will be driven by a full year of contributions and increased utilization at RIPET and increased volumes at the Northeast B.C. facilities including North Pine, Townsend and Aitken Creek, as well as higher expected margins on U.S. Midstream storage and transportation.

2020 CAPITAL AND FUNDING

In 2020, AltaGas’ capital investment is estimated at $900 million and is comprised primarily of projects within the low-risk Utilities business that is anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Company is allocating approximately 25 percent more capital in 2020 to accelerated replacement programs at its Utilities business, representing approximately 45 percent of the total 2020 Utilities capital program.

AltaGas expects to fund its capital investment plan through significant embedded growth and existing financial capacity, with no expectation for raising common equity in the near-term. This growth is underpinned by the stable and growing cash flows generated at its Utilities business and the increased utilization and volumes at its existing Midstream facilities as a result of the significant up-front capital investment in RIPET and its Northeast B.C. strategy.

Components of the $900 million 2020 capital investment plan include:

Segment	Total Capital	Identified Projects
Utilities	~78%	Accelerated Pipe Replacement Programs New Customer Additions System Betterment

Midstream	~18%	Maintenance U.S. Pipelines - Mountain Valley Pipeline Expansion New Business Development New Growth Capital

Power & Corporate	~4%

SUSPENSION OF THE DIVIDEND REINVESTMENT PROGRAM

AltaGas also announces that its Board of Directors has approved the suspension of the Dividend Reinvestment™ Component of the Premium Dividend™, Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) applicable to any future declared dividends, until further notice.  Accordingly, the December dividend payable on January 15, 2020 to shareholders of record will be the last dividend payment eligible for reinvestment by participating shareholders under the DRIP. With this suspension of the DRIP together with the suspension at the end of 2018 of the PDRIP component of the Plan, the Plan in its entirety will remain suspended until further notice.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

Investor Inquiries: 1-877-691-7199 investor.relations@altagas.ca	Media Inquiries: 1-587-955-4519 media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “guidance”, “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Company or any affiliate of the Company, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: 2020 normalized EPS in the range of $1.20 - $1.30; 2020 normalized EBITDA in the range of $1,275 - $1,325 million; 15 percent EBITDA growth in Utilities and Midstream; growth in EBITDA will more than offset lost from 2019 asset sales; 10 percent expected rate base growth in Utilities; higher achieved returns through rate case settlements; increased utilization of accelerated replacement programs; operating cost reduction initiatives; 100 percent increase in the Company’s export volumes to Asia; expectation that RIPET utilization will be in excess of 50,000 Bbl/d by the end of 2020; expectation for a self-funded 2020 capital plan; planned suspension of the DRIP; 2020 priorities; expectation of an 8 — 10 percent increase in the Utilities rate base; expectation that the Company is on track to meet its 2019 guidance; asset sales anticipated to close in 2020, including the ACI transaction; drivers for growth in the Utilities and Midstream segments in 2020; expected year over year EBITDA growth; level of capital allocation to the accelerated replacement program; expectation that capital investment plan will be funded from cash from operations and existing financial capacity; no expectation for raising common equity in the near term; and the Board’s continued assessment of the Company’s dividend. Material assumptions include: assumptions regarding asset sales anticipated to close in 2020, the U.S/Canadian dollar exchange rate, financing initiatives, the performance of the businesses underlying each sector; commodity prices; weather; frac spread; access to capital; timing and receipt of regulatory approvals;

timing of regulatory approvals related to Utility Projects; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: capital market and liquidity risks; general economic conditions; consumption risk; market risk; internal credit risk; foreign exchange risk; debt service risk; financing and refinancing risk; market value of common shares and other securities; variability of dividends; commitments associated with the regulatory approval of the WGL Acquisition; integration of WGL; growth strategy risk; planned asset sales in 2020; volume throughput; counterparty credit risk; dependence on certain partners; natural gas supply risk; operating risk; changes in laws; risk management costs and limitations; regulatory; climate change and carbon tax; construction and development; RIPET rail and marine transportation; litigation; infrastructure; cybersecurity, information and control systems risk; external stakeholder relations; composition risk; electricity and resource adequacy prices; interest rates; collateral; indigenous land and rights claims; duty to consult; underinsured and uninsured losses; weather data; service interruptions; health and safety; non-controlling interests in investments; decommissioning, abandonment and reclamation costs; cost of providing retirement plan benefits; labour relations; key personnel; failure of service providers; technical systems and processes incidents; securities class action suits and derivative suits; competition; compliance with applicable law; and the other factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2018 (AIF) and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management’s (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas’ website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management’s Discussion and Analysis (MD&A) as at and for the period ended September 30, 2019. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas’ operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas’ operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre tax depreciation and amortization, interest expense, and income tax recovery (expense). Normalized EBITDA includes additional adjustments for unrealized gains (losses) on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains on the sale of assets, accretion expenses related to asset retirement obligations, realized losses on foreign exchange derivatives, provisions on assets, provisions on investments accounted for by the equity method, foreign exchange gains, distributed generation asset related investment tax credits, non-controlling interest of certain investments to which HLBV accounting is applied, and changes in fair value of natural gas optimization inventory. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized earnings per share is calculated with reference to normalized net income. Normalized net income (loss) represents net income (loss) applicable to common shares adjusted for the after-tax impact of unrealized gains (losses) on risk management contracts, gains (losses) on investments, transaction costs related to acquisitions and dispositions, merger commitment cost recovery due to a change in timing related to certain WGL merger commitments, gains on the sale of assets, financing costs associated with the bridge facility for the WGL Acquisition, realized gain (loss) on foreign exchange derivatives, provisions on investments accounted for by the equity method, provisions on assets, statutory tax rate change, and changes in fair value of natural gas optimization inventory. This measure is presented in order to enhance the comparability of AltaGas’ earnings, as it reflects the underlying performance of AltaGas’ business activities.